October 26, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX

Mr. Raymond D. Martz
Chief Financial Officer
Eagle Hospitality Properties Trust, Inc.
100 E. RiverCenter Blvd., Suite 480
Covington, KY 41011

RE: **Eagle Hospitality Properties Trust, Inc.**
Form 10-K for the year ended December 31, 2005
File no. 001-32279

Dear Mr. Martz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Branch Chief